# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vision Marine Technologies Inc., CIK 0001813783
CUSIP: 92840Q301
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 730 Boulevard du Cure-Boivin, Boisbriand, Quebec Canada (A8), J7G 2A7
Date of event which requires filing of this statement: 08/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001841619

## Reporting persons
- 3i, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 40,000; sole dispositive power 0; shared dispositive power 40,000; aggregate amount beneficially owned 40,000 (1.1% of the class)
  Comment: As more fully described in Item 4 of this statement on Schedule 13G (this ''Schedule 13G''), such shares and percentage are based on (i) 3,232,137 shares of common shares, no par value per share, of the issuer (the ''Common Shares'') outstanding after giving effect to the issuer's offering (the ''Offering'') disclosed in the the prospectus, dated August 15, 2025, to the issuer's Registration Statement on Form F-1 (File No. 333-289547), declared effective by the U.S. Securities and Exchange Commission (the ''SEC'') on August 15, 2025 (the ''Prospectus''), which number assumes no exercise of any pre-funded warrants issued in connection with the Offering except as disclosed herein, and (ii) the subsequent exercise by the reporting person of an aggregate of 475,000 pre-funded warrants issued in connection with the Offering (the "Pre-Funded Warrants"). Beneficial ownership consists of 40,000 common share purchase warrants (the ''Warrants'') directly held by the reporting person. All issuer securities that were deemed beneficially owned by the reporting person as a consequence of the closing of the Offering have since been disposed. As a result, this also constitutes an exit filing for the reporting person.
- 3i Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 40,000; sole dispositive power 0; shared dispositive power 40,000; aggregate amount beneficially owned 40,000 (1.1% of the class)
  Comment: As more fully described in Item 4 of this statement on Schedule 13G, such shares and percentage are based on (i) 3,232,137 Common Shares outstanding after giving effect to the Offering disclosed in the Prospectus, which number assumes no exercise of any pre-funded warrants issued in connection with the Offering except as disclosed herein, and (ii) the subsequent exercise of an aggregate of 475,000 Pre-Funded Warrants. Beneficial ownership consists of 40,000 Warrants indirectly held by the reporting person. All issuer securities that were deemed beneficially owned by the reporting person as a consequence of the closing of the Offering have since been disposed. As a result, this also constitutes an exit filing for the reporting person.
- Maier Joshua Tarlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 40,000; sole dispositive power 0; shared dispositive power 40,000; aggregate amount beneficially owned 40,000 (1.1% of the class)
  Comment: As more fully described in Item 4 of this statement on Schedule 13G, such shares and percentage are based on (i) 3,232,137 Common Shares outstanding after giving effect to the Offering disclosed in the Prospectus, which number assumes no exercise of any pre-funded warrants issued in connection with the Offering except as disclosed herein, and (ii) the subsequent exercise of an aggregate of 475,000 Pre-Funded Warrants. Beneficial ownership consists of 40,000 Warrants indirectly held by the reporting person. All issuer securities that were deemed beneficially owned by the reporting person as a consequence of the closing of the Offering have since been disposed. As a result, this also constitutes an exit filing for the reporting person.

## Item 1. Issuer
Name of issuer: Vision Marine Technologies Inc.
Address of issuer's principal executive offices: 730 Boulevard du Cure-Boivin, Boisbriand, Quebec J7G 2A7, Canada

## Item 2. Person Filing
Name of person filing:
(i) 3i, LP, a Delaware limited partnership ("3i");

(ii) 3i Management LLC, a Delaware limited liability company ("3i Management''); and

(iii) Maier Joshua Tarlow ("Mr. Tarlow").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 2 Wooster Street, 2nd Floor, New York, NY 10013.
Citizenship: 3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. Upon the consummation of the Offering, each of the Reporting Persons beneficially owned approximately 8.5% of the outstanding Common Shares due to 3i's participation in the Offering. Subsequent to the Offering and as of the date of this Schedule 13G, all issuer securities deemed beneficially owned by the Reporting Persons as a consequence of the Offering were disposed. As a result of such dispositions, this also constitutes an exit filing for each of the Reporting Persons.

The share amounts and ownership percentages disclosed on such cover pages are based on (i) 3,232,137 Common Shares outstanding after giving effect to the Offering disclosed in the Prospectus, which number assumes no exercise of any pre-funded warrants issued in connection with the Offering except as disclosed herein, and (ii) the subsequent exercise by 3i of an aggregate of 475,000 Pre-Funded Warrants. As of the date of this Schedule 13G, 3i holds Warrants exercisable for up to 40,000 Common Shares.

Consequently, 3i is the beneficial owner of 40,000 Common Shares (the "Shares") and has the power to dispose of and the power to vote such Shares, which power may be exercised by 3i Management, the manager and general partner of 3i. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares beneficially owned by each of 3i and 3i Management. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own the Shares beneficially owned by 3i and 3i Management, and 3i Management may be deemed to beneficially own the Shares beneficially owned by 3i.
Percent of class: 1.1%
Sole power to vote or to direct the vote:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to vote or to direct the vote:
(A) 3i: 40,000.00

(B) 3i Management: 40,000.00

(C) Mr. Tarlow: 40,000.00
Sole power to dispose or to direct the disposition:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to dispose or to direct the disposition:
(A) 3i: 40,000.00

(B) 3i Management: 40,000.00

(C) Mr. Tarlow: 40,000.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed herewith

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- 3i, LP: /s/ 3i, LP, Maier Joshua Tarlow, Manager of 3i Management LLC, General Partner of 3i, LP (08/21/2025)
- 3i Management LLC: /s/ 3i Management LLC, Maier Joshua Tarlow, Manager (08/21/2025)
- Maier Joshua Tarlow: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow (08/21/2025)
Comment: Exhibit 1